

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2022

Feng Zhou
Chief Executive Officer
Youdao, Inc.
No. 399, Wangshang Road
Binjiang District, Hangzhou 310051
People's Republic of China

      Re: Youdao, Inc.
          Post-Effective Amendment No. 3 to Form F-3
          Filed June 14, 2022
          File No. 333-252936

Dear Dr. Zhou:

      We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 3 to Form F-3 filed June 14, 2022

Prospectus Summary
Organizational Structure, page 6

1.   We note your response to prior comment 7 and re-issue in part. With reference to the organizational chart provided on page 6 and the summary diagram provided on page 21, please refrain from using arrows to denote relationships with VIEs, even if dotted arrows. Instead, please use dotted lines alone.

Permission Required from the PRC Authorities..., page 9

2.   We note your revised disclosure and that you rely upon the "advice" of your PRC legal counsel to conclude that your PRC subsidiaries and the VIEs have obtained the requisite

licenses and permits from the PRC government authorities that are necessary for their business operations in China and that you are not required to obtain any permission from or complete any filing with CSRC or go through a cybersecurity review by the CAC to conduct a security offering or maintain your listing status on the NYSE. Clarify whether such advice constitutes counsel opinion and, if so, revise to state as much and provide a consent to such disclosure. If the advice does not constitute an opinion, revise to state as much.

Recent Regulatory Development
Cybersecurity Review Measures, page 11

3.   We note your revised disclosure on page 11. Elaborate upon the consultation with competent government authorities made by your PRC counsel to provide the basis for the conclusion that you are not required to go through a cybersecurity review by the CAC. This comment also applies to the disclosure you provide on page 10, which speaks to your disclosure that you are not required to obtain any permission from or complete any filing with the CSRC to conduct a security offering or maintain your listing status on the NYSE.

Condensed Consolidating Schedule, page 12

4.   We note your response to prior comment 10 and re-issue in part. When using the terms "NetEase Group" and "Youdao Group Companies", please clarify which entities are included in the term "NetEase Group" and which entities are included in "Youdao Group Companies".

Summary of Risk Factors, page 25

5.   We note your response to prior comment 8. Ensure that each risk factor you reference here provides a cross-reference to the header and page number of the associated risk factor discussed later in your prospectus.

Risk Factors, page 29

6.   We note your revisions in response to comment 15. Please revise your risk factor headings, or revise to provide a separate risk factor, that highlights the specific risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

General

7.   We note your revisions in response to comment 3. Please ensure that all references to "effective control" or "control" over the VIEs are revised to solely refer to the Cayman Islands holding company as the primary beneficiary of the VIE. For example, refer to

Feng Zhou
Youdao, Inc.
July 12, 2022
Page 3

pages 5 and 6, where you continue to refer to your "effective control" over the VIEs.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Li He